LEXICON UNITED INCORPORATED
4500 Steiner Ranch Blvd.
Suite # 1708, Austin, Texas 78732

July 26, 2007

By EDGAR Transmission and by Facsimile

Larry Spirgel
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Lexicon United Incorporated Amendment No. 5 to Registration Statement on Form SB-2 Filed June 29, 2007 File No. 333-130271

Dear Mr. Spirgel:

On behalf of Lexicon United Incorporated ("Lexicon"), we hereby submit this letter in response to the verbal comments of the staff (the Staff) of the Securities and Exchange Commission (the "Commission"), to Amendment No. 5 of our Registration Statement on Form SB-2 (the "Amendment") during our conference calls with the Staff on July 11, 2007 and on July 19, 2007.

We understand and agree that:

–	Lexicon is responsible for the adequacy and accuracy of the disclosures in the filings.

–	The Commission’s comments or changes to disclosures in response to Lexicon’s comments do not foreclose the Commission from taking any action on the filings.

–	Lexicon may not assert the Commission’s comments as a defense in any proceedings initiated by the Commission or any person under the United States’ federal securities laws.

The Offering, page 5

1.	Amend your disclosure to separately reflect the percentage of total outstanding shares that is being offered by affiliates.

RESPONSE:

We have revised the Amendment to reflect that approximately 80% of the shares being offered are held by our affiliates.

Larry Spirgel
July 26, 2007

Management, page 20

2.	Clarify that Mr. Nunez was involved in two separate proceedings regarding unregistered distributions of securities and the fact that the settlement only relates to the administrative proceeding.

RESPONSE:

We have revised the Amendment to disclose the following:

On January 28, 2005, a civil action was brought by the Commission in the U.S. District Court for the District of Columbia, against our Secretary and Director, Jeffrey G. Nunez, for violation of Section 5 of the Securities Act. The Commission alleged that while Mr. Nunez was a registered representative (broker) at the brokerage firm of Providential Securities, Inc., Mr. Nunez played an active role in the distribution of hundreds of thousands of unregistered shares of stock of Morgan Cooper, Inc. in violation of Section 5 of the Securities Act. Morgan Cooper, Inc., formerly Gong Hei Investment Co., Ltd., is the successor company in a reverse merger transaction that occurred on November 18, 1999, when Morgan Cooper, Inc., then a private company engaged in the garment business, effected a business combination with Gong Hei Investment Co., Ltd., then a public reporting shell company. Mr. Nunez acted as a broker in connection with the sale of the shares by James Caprio and James Morse, who were principals of the shell company prior to the reverse merger, to the brokerage clients of Providential Securities. On January 9, 2006, the District Court entered a final default judgment against Mr. Nunez in the action, which permanently enjoined him from future violations of Sections 5(a) and 5(c) of the Securities Act and ordered him to pay a civil monetary penalty of $55,000. Mr. Nunez has not yet paid the civil monetary penalty imposed in connection with this default judgment and he is delinquent in such non-payment.

Following the final default judgment entered by the District Court, on January 25, 2006, the Commission issued an order instituting administrative proceedings, pursuant to Section 15(b) of the Exchange Act against Mr. Nunez, to determine what, if any, remedial action was appropriate in the public interest against Mr. Nunez, pursuant to Section 15(b)(6) of the Exchange Act. On July 28, 2006, the Commission issued an order against Mr. Nunez, pursuant to which, the Commission suspended Mr. Nunez from association with any broker-dealer for a period of six months. Mr. Nunez consented to the issuance of the order without admitting or denying any of the findings in the order, except that he admitted the entry of the injunction issued in the civil action.

[REMAINDER OF PAGE LEFT BLANK INTENTIONALLY]

Larry Spirgel
July 26, 2007

If you would like to discuss the Amendment or if you would like to discuss any other matters, please contact the undersigned at (512) 266-3507 or Louis A. Bevilacqua, Esq. of Thelen Reid Brown Raysman & Steiner LLP, our outside special securities counsel at (202) 508-4281.

Sincerely,

LEXICON UNITED INCORPORATED

By: /s/Elie Saltoun
Elie Saltoun
Chief Executive Officer .